SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
A Publicly Held Company
CNPJ/MF no 33.000.167/0001-01
NIRE no 33300032061

EXTRAORDINARY GENERAL MEETING

CONVENING NOTICE

The Board of Directors of Petróleo Brasileiro S.A. - PETROBRAS,

Considering the change to take place in the federal administration after the recently elected President of the Republic takes office on January 1, 2003;

Considering that the members of the Board of Directors were elected by the controlling shareholder on the indication of the federal administration;

Considering that the members of the Board of Directors were elected at the General Shareholders Meeting of March 22, 2002 by multiple voting, thereby implying compliance with the provisions of paragraph 3 of Article 141 of the Corporate Law;

Convenes shareholders to an Extraordinary General Meeting, to be held on January 2, 2003 at 3.00 p.m., in the auditorium of the Company's Head Office at Avenida República do Chile, 65, 1st floor, Rio de Janeiro (RJ), to decide upon the following agenda:

I. Pursuant to section II of Article 122 of the Corporate Law, to decide on the election of the members of the Company's Board of Directors;

II. To decide on the appointment of the President of the Board of Directors, pursuant to Article 18 of the Company's Bylaws.

2. The minimum percentage of voting capital required for exercising multiple voting rights in the election of members of the Board of Directors at the General Shareholders Meeting is 5% (five per cent), pursuant to CVM Instruction 282 of June 26, 1998. Applications for exercising multiple voting rights must be made by or prior to 3.00 p.m. on December 30, 2002.

3. Shareholders wishing to be represented at the Meeting must comply with the prerequisites of Article 126 of the Corporate Law and Article 13 of the Company's Bylaws, by presenting a power of attorney at the time of the meeting or delivering it, with specific powers, to Room 401-E (Shareholder Support Services) at the Company's Head Office by 3.00 p.m. on December 30, 2002.

Rio de Janeiro, November 29, 2002

Pedro Pullen Parente
President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4th, 2002

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.